Exhibit 3.1

XPRESSPA GROUP, INC.

FORM OF CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES E CONVERTIBLE PREFERRED STOCK

WHEREAS, the Amended and Restated Certificate of Incorporation (the “Charter”) of XpresSpa Group, Inc., a Delaware corporation (the “Corporation”), provides for a class of its authorized stock known as preferred stock, comprised of 5,000,000 shares, issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation (the “Board of Directors”) is authorized to fix the dividend rights, voting rights, conversion rights, redemption privileges and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of 1,473,300 shares of the preferred stock which the Corporation has the authority to issue, classified as Series E Convertible Preferred Stock, as follows:

 NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock in exchange for other securities, rights, or property and does hereby fix and determine in this Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock (this “Certificate of Designation”) the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

1.             Designation and Amount. The class of preferred stock hereby classified shall be designated the “Series E Convertible Preferred Stock”. The initial number of authorized shares of the Series E Convertible Preferred Stock shall be 1,473,300, which, except as provided herein, shall not be subject to increase without the consent of the holders of a majority of the then outstanding shares of Series E Convertible Preferred Stock. Each share of the Series E Convertible Preferred Stock shall have a par value of $0.01.

2.             Dividends.

2.1.	Dividends and Distributions to the Holders of Common Stock. From and after the first date of issuance of any shares of Series E Convertible Preferred Stock (the “Initial Issuance Date”), the holders of Series E Convertible Preferred Stock (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive such dividends paid and distributions made to the holders of common stock, par value $0.01 per share (the “Common Stock”), pro rata to the holders of Common Stock to the same extent as if such Holders had converted the Series E Convertible Preferred Stock into Common Stock and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

2.2.	Payment of Dividends. In addition to the dividends described in Section 2.1, from and after the date of the issuance of any shares of Series E Convertible Preferred Stock, dividends at the rate per annum of $0.186 per share shall accrue on such shares of Series E Convertible Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Convertible Preferred Stock) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 2.2, in Section 4, or in Section 7, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (including the Series D Convertible Preferred Stock and other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series E Convertible Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series E Convertible Preferred Stock in an amount at least equal to (i) the amount of the aggregate Accruing Dividends then accrued on such share of Series E Convertible Preferred Stock and not previously paid and (ii) the amount required to be paid pursuant to Section 2.1. The dividends described in this Section 2.2 may be paid in shares of Series E Convertible Preferred Stock valued at $3.10 per share (provided that any accrued and unpaid dividend payable at maturity may be paid in shares of Common Stock).

3.	Liquidation Preference.

3.1

Preferential Payments to Holders of Series E Convertible Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, subject to the rights of the holders of any other class of preferred stock, the holders of shares of Series E Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series D Convertible Preferred Stock by reason of their ownership thereof or to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Stated Value (defined below) plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series E Convertible Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series E Liquidation Preference Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the Holders the full amount to which they shall be entitled under this Section 3.1, the Holders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2.

Payments to Holders of Series D Convertible Preferred Stock and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Convertible Preferred Stock (subject to the rights of the holders of any other class of preferred stock), the remaining assets of the Corporation available for distribution to its stockholders shall be distributed in accordance with the other provisions of the Charter, including as set forth in the Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Preferred Stock (the “Series D Certificate of Designation”). For the avoidance of doubt, this Certificate of Designation shall be deemed to amend the Series D Certificate of Designation so as to effect the senior ranking of the Series E Preferred Stock and the liquidation preference set forth in this Section 3.

4.	Deemed Liquidation Events.

4.1.	Certain definitions. For purposes of this Certificate of Designation, the following definitions shall apply:

4.1.1.	“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

4.1.2.	“Deemed Liquidation Event” means that the Corporation shall, directly or indirectly, in one or more related transactions, (A) (i) consolidate or merge with or into (whether or not the Corporation is the surviving corporation) another Person or (ii) permit any subsidiary of the Corporation to merge or consolidate with or into (whether or not the subsidiary of the Corporation is the surviving corporation) another Person, if the Corporation issues shares of its capital stock pursuant to such merger or consolidation (in either (i) or (ii) of this clause (A)), other than a consolidation or merger involving the Corporation or a subsidiary of the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such consolidation or merger continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such consolidation or merger, at least a majority of the Voting Stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such consolidation or merger, the parent corporation of such surviving or resulting corporation), or (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Corporation on a consolidated basis to another entity, or (C) allow another Person(s) to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the entity or entities making or party to, or associated or affiliated with the entity or entities making or party to, such purchase, tender or exchange offer), or (D) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another entity whereby such other entity acquires more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person(s) making or party to, or associated or affiliated with the other Person(s) making or party to, such stock purchase agreement or other business combination).

4.1.3.	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

4.1.4.	“Eligible Market” means the New York Stock Exchange, Inc., the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, and the Nasdaq Capital Market, and any successor to any of the foregoing.

4.1.5.	“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

4.1.6.	“Required Holders” means the holders of record of a majority of the then outstanding shares of Series E Convertible Preferred Stock.

4.1.7.	“Stated Value” shall mean $3.10 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits or other similar events relating to the Series E Convertible Preferred Stock after the Initial Issuance Date.

4.1.8.	“Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the shares of Common Stock are then traded; provided that “Trading Day” shall not include any day on which the shares of Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the shares of Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

4.1.9.	“Voting Stock” means capital stock of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees thereof (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency that has not occurred at the time of determination).

4.2.	Effecting a Deemed Liquidation Event.

4.2.1.	The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in clause (A) of the definition of “Deemed Liquidation Event” unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 3.

4.2.2.	In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporation Law (“DGCL”) within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series E Convertible Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the repayment and cancellation of such shares of Series E Convertible Preferred Stock, and (iii) if the holders of at least 50% of the then outstanding shares of Series E Convertible Preferred Stock so request in a written instrument delivered to the Corporation not later than 30 days after receipt of the notice described in clause (i), the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, subject to the rights of any other existing class of preferred stock, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to repay and cancel all outstanding shares of Series E Convertible Preferred Stock at a price per share equal to the Series E Liquidation Preference Amount. Notwithstanding the foregoing, in the event of a repayment pursuant to the preceding sentence, if the Available Proceeds are not sufficient to repay all outstanding shares of Series E Convertible Preferred Stock, the Corporation shall ratably repay each Holder’s shares of Series E Convertible Preferred Stock to the fullest extent of such Available Proceeds, and shall repay the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or repayment provided for in this Section 4.2.2, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3.	Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon the occurrence of a Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

4.4.	Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to clause (A)(i) of the definition thereof, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the transaction agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3.1 and 3.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3.1 and 3.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

5.	Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each Holder shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series E Convertible Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, the holders of Series E Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.

6.	Conversion.

6.1.	Holder’s Right to Convert. The holders of the Series E Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

6.1.1.	Right to Convert.

6.1.1.1.	Conversion Ratio. Each share of Series E Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value (plus any accrued but unpaid dividends) by the Series E Conversion Price (as defined below) in effect at the time of conversion (the result of such fraction, the “Series E Conversion Rate”). The “Series E Conversion Price” shall initially be equal to $0.62. Such initial Series E Conversion Price, and the rate at which shares of Series E Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. On the Initial Issuance Date, the Series E Conversion Rate shall be equal to 5 shares of Common Stock for each share of Series E Convertible Preferred Stock.

6.1.1.2.	Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series E Convertible Preferred Stock.

6.1.2.	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series E Convertible Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series E Convertible Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.2.	Mechanics of Conversion. The conversion of Series E Convertible Preferred Stock shall be conducted in the following manner:

6.2.1.	Conversion Notice. The Holder of record of shares of Series E Convertible Preferred Stock being converted shall (A) transmit by email (or otherwise deliver) a copy of a properly completed notice of conversion executed by the registered Holder of the Series E Convertible Preferred Stock subject to such conversion in the form attached hereto as Exhibit A (the “Conversion Notice”) to the Corporation and if the Corporation has appointed a registered transfer agent, the Corporation’s registered transfer agent (the “Transfer Agent”) (if the Corporation does not have a registered transfer agent, references hereto to the “Transfer Agent” shall be deemed to be references to the Corporation) and (B) if required by Section 6.2.3, surrender to a common carrier for delivery to the Corporation as soon as practicable following such date the original certificates, if any, representing the Series E Convertible Preferred Stock being converted (or compliance with the procedures set forth in Section 11) (the “Preferred Stock Certificates”).

6.2.2.	Corporation’s Response. Upon receipt by the Corporation of a copy of a Conversion Notice, the Corporation shall (A) as soon as practicable, but in any event within three (3) Trading Days, send, via email, a confirmation of receipt of such Conversion Notice to such Holder and the Transfer Agent, if applicable, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (B) on or before the third (3rd) Trading Day following the date of receipt by the Corporation of such Conversion Notice, (1) provided the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If the number of shares of Series E Convertible Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series E Convertible Preferred Stock being converted, then the Corporation shall or shall direct the Transfer Agent, as soon as practicable and in no event later than three (3) Business Days after receipt of the Preferred Stock Certificate(s) and at its own expense, issue and deliver to the Holder a new Preferred Stock Certificate representing the number of shares of Series E Convertible Preferred Stock not converted or it shall direct the Transfer Agent to update the Holder’s account to reflect the number of shares of Series E Convertible Preferred Stock not converted.

6.2.3.	Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of Series E Convertible Preferred Stock in accordance with the terms hereof, the Holder thereof shall not be required to physically surrender the Preferred Stock Certificate, if any, unless (A) the full or remaining number of shares of Series E Convertible Preferred Stock represented by the Preferred Stock Certificate are being converted, in which case the Holder shall deliver such Preferred Stock Certificate to the Corporation promptly following such conversion, or (B) a Holder has provided the Corporation with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Series E Convertible Preferred Stock upon physical surrender of any Series E Convertible Preferred Stock. The Holder and the Corporation shall maintain records showing the number of shares of Series E Convertible Preferred Stock so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Corporation, so as not to require physical surrender of the certificate representing the Series E Convertible Preferred Stock upon each such conversion. In the event of any dispute or discrepancy, such records of the Corporation establishing the number of shares of Series E Convertible Preferred Stock to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if Series E Convertible Preferred Stock represented by a certificate are converted as aforesaid, a Holder may not transfer the certificate representing the Series E Convertible Preferred Stock unless such Holder first physically surrenders the certificate representing the Series E Convertible Preferred Stock to the Corporation, whereupon the Corporation will forthwith issue and deliver upon the order of such Holder a new certificate of like tenor, registered as such Holder may request, representing in the aggregate the remaining number of shares of Series E Convertible Preferred Stock represented by such certificate. A Holder and any assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Series E Convertible Preferred Stock, the number of shares of Series E Convertible Preferred Stock represented by such certificate may be less than the number of shares of Series E Convertible Preferred Stock stated on the face thereof.

6.2.4.	Reservation of Shares. The Corporation shall, so long as any shares of Series E Convertible Preferred Stock are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series E Convertible Preferred Stock according to the terms hereof, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series E Convertible Preferred Stock then outstanding; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series E Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in all reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to the Charter. Before taking any action which would cause an adjustment reducing the Series E Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series E Convertible Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series E Convertible Conversion Price.

6.2.5.	Dispute Resolution. In the case of a dispute as to the arithmetic calculation of the Series E Conversion Rate, the Corporation shall issue to the Holder the number of shares of Common Stock that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via email within one (1) Business Day of receipt of such Holder’s Conversion Notice or other date of determination. If such Holder and the Corporation are unable to agree upon the determination of the arithmetic calculation of the Series E Conversion Rate within two (2) Business Days of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Corporation shall within one (1) Business Day submit via email the disputed arithmetic calculation of the Series E Conversion Rate to any “big four” international accounting firm that is reasonably acceptable to the Corporation and the Holder. The Corporation shall cause, at the Corporation’s expense (unless the accounting firm determines in favor of the Corporation, in which case the Holder shall be responsible for such expense), the accountant to perform the determinations or calculations and notify the Corporation and the Holders of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent error.

6.2.6.	Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Series E Convertible Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the date of conversion.

6.2.7.	Effect of Conversion. All shares of Series E Convertible Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote in the capacity of a Holder, shall forthwith cease and terminate except only the right of the holder thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversation as provided in Section 6.1.2, and payment of any accrued but unpaid dividends thereon (whether or not declared). Any shares of Series E Convertible Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized Series E Convertible Preferred Stock accordingly.

6.2.8.	Transfer Taxes. The issuance of certificates, if any, for shares of the Common Stock on conversion of this Series E Convertible Preferred Stock shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such shares of Series E Convertible Preferred Stock so converted and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.2.9.	Corporation's Failure to Timely Convert. If within three (3) Trading Days after the Corporation’s receipt of the copy of a Conversion Notice, the Corporation shall fail to credit a Holder's balance account with DTC or issue and deliver a certificate to such Holder for the number of shares of Common Stock to which such Holder is entitled upon such Holder's conversion of Series E Convertible Preferred Stock (a "Conversion Failure"), and if on or after such third (3rd) Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the shares of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Corporation (a "Buy-In"), then, in addition to all other remedies available to the Holder, the Corporation shall, within three (3) Trading Days after the Holder's request pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Corporation's obligation to deliver such certificate (and to issue such Common Stock) shall terminate. “Closing Sale Price” means, for the shares of Common Stock as of any date, the last closing price for such security on the principal market on which such security is traded, as reported by Bloomberg L.P., or if the foregoing does not apply, the last closing price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg L.P., or, if no closing price is reported for such security by Bloomberg L.P., the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).

6.3.	Corporation’s Right to Convert.

6.3.1.	At any time or from time to time after the Initial Issuance Date of the Series E Convertible Preferred Stock, if the volume weighted average price per share, as published by Bloomberg L.P. (or if Bloomberg L.P. does not then exist, a comparable publication) (“VWAP”) of the shares of Common Stock of the Corporation on its principal trading market that is an Eligible Market (the “Principal Market”) over any twenty (20) of the thirty (30) consecutive Trading Days exceeds $9.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) (the “Corporation Conversion Right Event”), the Corporation will have the right, but not the obligation, by notice given no more than ten (10) Trading Days after the occurrence of such Corporation Conversion Right Event, to convert each outstanding share of Series E Convertible Preferred Stock into a number of fully paid and nonassessable shares of Common Stock calculated based on the then applicable Series E Conversion Rate.

6.3.2.	To exercise the Corporation’s right set forth in Section 6.3.1, the Corporation shall deliver to each Holder of record of Series E Convertible Preferred Stock an irrevocable written notice (a “Corporation Conversion Notice”) during the ten (10) Trading Day period referenced above indicating the effective date of the conversion (the “Corporation Conversion Date”), which Corporation Conversion Date shall be not more than sixty (60), nor less than five (5), days following delivery of the Corporation Conversion Notice.

6.3.3.	On the Corporation Conversion Date, the outstanding shares of Series E Convertible Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares, if any, are surrendered to the Corporation or its Transfer Agent, and certificates previously representing shares of Series E Convertible Preferred shall represent only the shares of Common Stock into which the shares of Series E Convertible Preferred previously represented thereby have been converted pursuant hereto; provided, however, that the Corporation shall not be obligated to issue the shares of Common Stock issuable upon such conversion of any shares of Series E Convertible Preferred unless certificates evidencing such shares of Series E Convertible Preferred, if any, are either delivered to the Corporation or the holder notifies the Corporation that such certificates, if any, have been lost, stolen, or destroyed, and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith. Upon the occurrence of the conversion of the Series E Convertible Preferred pursuant to this Section 6.3, the Holders of shares of Series E Convertible Preferred shall surrender the certificates representing such shares to the Corporation and the Corporation shall cause its Transfer Agent to deliver the shares of Common Stock issuable upon such conversion (in the same manner set forth in Section 6.2.2) to the Holder within three (3) Business Days of the Holder’s delivery of the applicable Series E Convertible Preferred certificates.

7.	Repayment of Series E Convertible Preferred Stock.

7.1.	General. On the date that is the seven (7) year anniversary after the Initial Issuance Date of the Series E Convertible Preferred (the “Maturity Date”), the Corporation shall, in accordance with Section 7.2 hereof, repay and cancel each share of Series E Convertible Preferred, at a price per share of the Series E Convertible Preferred equal to the Series E Liquidation Preference Amount, plus an amount equal to any accrued but unpaid dividends payable thereon until the Maturity Date.

7.2.	Share Issuance.

7.2.1.	On the Maturity Date, the Corporation, at its sole option, may elect to pay to the Holders the Series E Liquidation Preference Amount pursuant to Section 7.1: (i) in cash; (ii) by delivery of shares of Common Stock; or (iii) through any combination of cash and/or Common Stock.

7.2.2.	If the Corporation elects to make a payment, or any portion thereof, pursuant to this Section 7, in shares of Common Stock, the number of shares deliverable shall be determined by (A) dividing (x) the cash amount of such payment that would apply if no payment were to be made in Common Stock, or such portion, by (y) the VWAP of the Common Stock for the period of thirty (30) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization during such period); provided, however that such VWAP of the Common Stock shall not be less than $0.62 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization during such period) (the “Base Price”) and adding to the number of shares determined in accordance with clause (A), (B) an additional number of shares of Common Stock (the “Premium Shares”), calculated as follows: (i) if the Base Price as calculated pursuant to clause (A) above is greater than $9.00, no Premium Shares shall be issued, (ii) if the Base Price as calculated pursuant to clause (A) above is greater than $7.00 and equal to or less than $9.00, a number of shares equal to 5% of the shares to be issued pursuant to Section 7.2.2(A), (iii) if the Base Price as calculated pursuant to clause (A) above is greater than $6.00 and equal to or less than $7.00, a number of shares equal to 10% of the shares to be issued pursuant to Section 7.2.2(A), (iv) if the Base Price as calculated pursuant to clause (A) above is greater than $5.00 and equal to or less than $6.00, a number of shares equal to 20% of the shares to be issued pursuant to Section 7.2.2(A) and (v) if the Base Price as calculated pursuant to clause (A) above is less than or equal to $5.00, a number of shares equal to 25% of the shares to issued pursuant to Section 7.2.2(A). All per share prices set forth in Section 7.2.2 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization after the Initial Issuance Date.

8.	Adjustment of Series E Conversion Price.

8.1.1.	Adjustment of Series E Conversion Price upon Subdivision or Combination of Common Stock. The Series E Conversion Price shall be subject to adjustment from time to time in accordance with this Section 8. If the Corporation at any time after the Initial Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Series E Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time after the Initial Issuance Date combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Series E Conversion Price in effect immediately prior to such combination will be proportionately increased.

8.1.2.	Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series E Convertible Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series E Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series E Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 8 with respect to the rights and interests thereafter of the holders of the Series E Convertible Preferred Stock, to the end that the provisions set forth in this Section 8 (and the provisions with respect to changes in and other adjustments of the Series E Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series E Preferred Stock.

8.2.	Notices.

8.2.1.	Immediately upon any adjustment of the Series E Conversion Rate and Series E Conversion Price pursuant to Section 8 hereof, the Corporation will give written notice thereof sent by mail, first class, postage prepaid to each Holder at its address appearing on the stock register, setting forth in reasonable detail, and certifying, the calculation of such adjustment. In the case of a dispute as to the determination of such adjustment, then such dispute shall be resolved in accordance with the procedures set forth in Section 6.2.5.

8.2.2.	Except as otherwise required by law, the Corporation will give written notice to each Holder at least ten (10) Business Days prior to the date on which the Corporation closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) with respect to any pro rata subscription offer to holders of Common Stock.

8.2.3.	The Corporation will also give written notice to each Holder at least ten (10) Business Days prior to the date on which a Deemed Liquidation Event will take place.

9.

Status of Converted Stock. In the event any shares of Series E Convertible Preferred Stock shall be converted pursuant to Sections 6 or 7 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation.

10.	Series E Convertible Preferred Stock Protective Provisions.

10.1.	At any time when shares of Series E Convertible Preferred Stock are outstanding, the Corporation shall not make payments in connection with any of the following without (in addition to any other vote required by law or the Charter) the written consent of the holders of a majority of the outstanding shares of Series E Convertible Preferred Stock:

10.1.1.	any cash dividend or payment of any Indebtedness prior to the time such payment is due and payable or payment in cash of any due and payable Indebtedness where the Corporation may elect to make such payment in shares of capital stock or other equity securities of the Corporation, other than (i) prepayments made out of the proceeds of the sale of capital stock or other equity securities of the Corporation (other than sales of Series E Convertible Preferred Stock) or the incurrence of Indebtedness, so long as the aggregate amount of Indebtedness of the Corporation outstanding following such sale or incurrence is equal to or lesser than the aggregate amount of Indebtedness outstanding immediately prior to such sale or incurrence, (ii) prepayments made in shares of capital stock or other equity securities of the Corporation ranking junior to the Series E Convertible Preferred Stock, (iii) the election to pay dividends, pay any Indebtedness prior to the time such payment is due and payable or pay due and payable Indebtedness in cash if, at the time of such payment, the Corporation has an aggregate cash balance greater than the then aggregate Stated Value of all shares of Series E Convertible Preferred Stock issued prior to such payment (whether or not such shares are then outstanding) (such amount, the “Cash Balance Threshold”) and has delivered to the holders of Series E Convertible Preferred Stock the Cash Balance Certificate (defined below), (iv) prepayments or elections to pay in cash with respect to up to an aggregate of $100,000 of Indebtedness that is not Indebtedness for borrowed money evidenced by bonds, notes, debentures or similar instruments or (v) prepayments made out of the proceeds of any Indebtedness incurred by the Corporation with American Express or any of its affiliates, so long as the Indebtedness to be prepaid has a higher interest rate than the Indebtedness incurred by the Corporation with American Express or any of its affiliates; or

10.1.2.	any repurchase of any outstanding securities of the Corporation, other than (i) repurchases made out of the proceeds of the sale of capital stock or other equity securities of the Corporation (other than sales of Series E Convertible Preferred Stock) or the incurrence of Indebtedness, so long as the aggregate amount of Indebtedness of the Corporation outstanding following such sale or incurrence is equal to or lesser than the aggregate amount of Indebtedness outstanding immediately prior to such sale or incurrence or (ii) repurchases, if, at the time of such repurchase, the Corporation has an aggregate cash balance greater than the then-applicable Cash Balance Threshold and has delivered to the holders of Series E Convertible Preferred Stock the Cash Balance Certificate.

10.1.3.	Prior to taking any action pursuant to Sections 10.1.1(iii) or 10.1.2(ii) (each action a “Proposed Transaction”), the Company shall deliver to the holders of Series E Convertible Preferred Stock a certificate signed by an officer of the Company certifying that: (i) the Company’s aggregate cash balance is greater than the Cash Balance Threshold on the date of the Proposed Transaction and at the close of each of the five Business Days immediately prior to the Proposed Transaction and (ii) after giving effect to the Proposed Transaction, the Company’s aggregate cash balance will be greater than the Cash Balance Threshold (the “Cash Balance Certificate”).

For purposes of this Certificate of Designation, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed (other than trade accounts payable incurred in the ordinary course of business), and (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Corporation’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business.

11.	Lost or Stolen Certificates. Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Series E Convertible Preferred Stock Certificates representing the Series E Convertible Preferred Stock, if any, and, in the case of loss, theft or destruction, of an indemnification undertaking (with surety, if reasonably requested by the Corporation) by the holder thereof to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of the Series E Convertible Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, the Corporation shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Corporation to convert such Series E Convertible Preferred Stock into Common Stock.

12.	Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a holder of Series E Convertible Preferred Stock’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation. The Corporation covenants to each holder of Series E Convertible Preferred Stock that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder of Series E Convertible Preferred Stock thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of Series E Convertible Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the holders of Series E Convertible Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

13.	Notice. Whenever notice or other communication is required to be given hereunder, unless otherwise provided herein, such notice shall be given in accordance with contact information provided by each Holder to the Corporation and set forth in the register for the Series E Convertible Preferred Stock maintained by the Corporation as set forth in Section 16.

14.	Failure or Indulgence Not Waiver. No failure or delay on the part of any holder of Series E Convertible Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

15.	Transfer of Series E Convertible Preferred Stock. A Holder may assign some or all of the Series E Convertible Preferred Stock and the accompanying rights hereunder held by such Holder without the consent of the Corporation; provided that such assignment is in compliance with applicable securities laws.

16.	Series E Convertible Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders), a register for the Series E Convertible Preferred Stock, in which the Corporation shall record the name, address and email address of the persons in whose name the Series E Convertible Preferred Stock have been issued, as well as the name, address and email address of each transferee. The Corporation may treat the person in whose name any Series E Convertible Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

17.	Stockholder Matters. Any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the DGCL, this Certificate of Designation or otherwise with respect to the issuance of the Series E Convertible Preferred Stock or the Common Stock issuable upon conversion thereof may be effected by written consent of the Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the DGCL and the applicable provisions hereof. This provision is intended to comply with the applicable sections of the DGCL permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

18.	General Provisions. In addition to the above provisions with respect to Series E Convertible Preferred Stock, such Series E Convertible Preferred Stock shall be subject to and be entitled to the benefit of the provisions set forth in the Charter with respect to preferred stock of the Corporation generally.

19.	Waiver and Amendment. Any of the rights, powers, preferences and other terms of the Series E Convertible Preferred Stock set forth herein may be waived or amended on behalf of all holders of Series E Convertible Preferred Stock by the affirmative written consent or vote of the holders of at least 50 % of the shares of Series E Convertible Preferred Stock then outstanding.

signature page follows

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 12th day of November, 2018.

XPRESSPA GROUP, INC.

By:	/s/ Edward Jankowski
Name: Edward Jankowski
Title: Chief Executive Officer

EXHIBIT A

XPRESSPA GROUP, INC.

The undersigned hereby elects to convert the number of shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Convertible Preferred Stock”), of XpresSpa Group, Inc., a Delaware corporation (the “Corporation”), indicated below into shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Corporation, as of the date specified below.

Date of Conversion:

Number of shares of Series E Convertible Preferred Stock to be converted:

Stock certificate no(s). of Series E Convertible Preferred Stock to be converted:

Tax ID Number (If applicable):

Please confirm the following information:

Series E Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Series E Convertible Preferred Stock are being converted in the following name and to the following address:

Issue to:

Address:

Telephone Number:

Email address:

Authorization:

By:

Title:

Dated:

Account Number (if electronic book entry transfer):

Transaction Code Number (if electronic book entry transfer):